                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)(1)

                                DEB SHOPS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002427281
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP, 1650 Arch Street, Philadelphia, PA 19103, Attention: Jason M. Shargel, Esquire
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           April 4, 1994/June 7, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


-----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 0002427281                 13D/A                   Page 2 of 9 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                JACK A. ROUNICK
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       371,258
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       806,900
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       71,434
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,106,724
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,178,158
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0002427281                 13D/A                   Page 3 of 9 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                STUART H. SAVETT
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       4,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       750,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       4,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       750,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             754,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0002427281               13D/A                     Page 4 of 9 Pages


                               ------------------

Item 1.    Security and Issuer

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of DEB Shops, Inc. ("DEBS"), a Pennsylvania corporation with principal executive offices at 9401 Blue Grass Road, Philadelphia, Pennsylvania 19114. This statement constitutes Amendment No. 1 to the Schedule 13D dated December 21, 1987 filed with respect to the Common Stock by Jack A. Rounick (the "Rounick 13D"). This statement also constitutes the initial filing of a Schedule 13D with respect to the Common Stock by Stuart Savett.

         The Amendment to the Rounick 13D was necessitated by the following dispositions of Common Stock: (i) 50,000 shares were sold by a trust for the benefit of Jack A. Rounick and his wife, Noreen Rounick, of which Mr. Rounick is a trustee (the "Parent Trust"), on April 4, 1991; (ii) 10,000 shares from a trust for the benefit of one of Mr. Rounick's children, of which Mr. Rounick was a trustee (the "Ellen Trust"), were sold on April 4, 1991; (iii) 10,000 shares from each of two trusts for the benefit of Mr. Rounick's other two children (the "Other Children's Trusts"), were sold on April 4, 1991; (iv) 15,000 shares were sold from an account held jointly by Mr. Rounick and his wife on December 13, 1994; (v) 45,717 shares were distributed from the Ellen Trust to the beneficiary thereof on November 21, 1997; (vi) 10,000 shares from each of the Other Children's Trusts were sold on June 7, 1999; (vii) 10,000 shares were transferred from the Parent Trust on June 1, 1999 pursuant to Section 4(1) of the Securities Act of 1933, as amended, in satisfaction of pre-existing debt in the amount of $150,000; and (viii) 110,000 shares from the Parent Trust were sold on June 7, 1999.

         In December 1987, Stuart Savett was appointed co-trustee, with Jack A. Rounick, of a trust established for the benefit of Marvin Rounick (the "Trust"). The Trust holds 750,000 shares of Common Stock. Together with the 4,000 shares of Common Stock held by Stuart Savett, he is deemed to beneficially own 754,000 shares of Common Stock. Until April 4, 1994, these shares constituted less than 5% of the outstanding Common Stock. On such date, DEBS repurchased shares of Common Stock from a third-party. This repurchase caused the shares deemed to be beneficially owned by Stuart Savett to constitute more than 5% of the outstanding Common Stock. The shares owned by the Trust were included in the initial Rounick 13D filing and Mr. Savett's status as Trustee of the Trust has been previously disclosed in numerous filings.

Item 2.    Identity and Background

         This statement is being filed jointly pursuant to Rule 13d-1(f)(1) ("Rule 13d-1(f)(1)") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Jack A. Rounick and Stuart Savett, both of whom are citizens of the United States. The business address of Jack A. Rounick is Wolf, Block, Schorr and Solis-Cohen LLP, Three Penn Court, 325 Swede Street, P.O. Box 869, Norristown, Pennsylvania 19404. The business address of Stuart Savett is Savett, Frutkin, Podell & Ryan, P.C., 325 Chestnut Street, Suite 700, Philadelphia, Pennsylvania 19106.

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CUSIP No. 0002427281                   13D/A                  Page 5 of 9 Pages


                               ------------------

         Jack A. Rounick's present principal occupation is counsel to the law firm of Wolf, Block, Schorr and Solis-Cohen LLP. Stuart Savett's present principal occupation is as an attorney with Savett, Frutkin, Podell & Ryan, P.C.

         Within the last five years, neither of Jack A. Rounick and Stuart Savett has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

         Of the 754,000 shares of Common Stock deemed to be beneficially owned by Stuart Savett (the "Savett Shares"), 750,000 are held by the Trust. The Trust was established in December 1987 by Marvin Rounick and funded from the settlor's personal assets. 1,000 of the remaining Savett Shares are held by Mr. Savett's individual retirement account and the other 3,000 Savett Shares are owned by Mr. Savett individually.

Item 4.    Purpose of Transaction

         Stuart Savett's acquisition of 4,000 of the Savett Shares was for investment purposes. Acquisition of beneficial ownership of the remaining 750,000 Savett Shares resulted from his appointment as co-trustee of the Trust.

         Stuart Savett currently has no plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of DEBS, or the disposition of securities of DEBS;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DEBS or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of DEBS or any of its subsidiaries;

                  (d) any change in the present board of directors or management of DEBS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of DEBS;

                  (f) any other material change in DEBS' business or corporate structure;

CUSIP No. 0002427281                  13D/A                   Page 6 of 9 Pages


                               ------------------


                  (g) any change in DEBS' charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of DEBS by any person;

                  (h) a class of securities of DEBS being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of DEBS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) any action similar to those enumerated in (a) - (i) above.

Item 5.    Interest in Securities of the Issuer

         All outstanding share numbers are derived from DEBS' Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1999.

                  (a)(i) Jack A. Rounick. Jack A. Rounick is the beneficial owner of an aggregate of 1,178,158 shares of Common Stock, which comprises 8.9% of the outstanding shares of Common Stock. This number includes 750,000 shares held by the Trust.

                  (a)(ii) Stuart Savett. Stuart Savett is the beneficial owner of an aggregate of 754,000 shares of Common Stock, which comprises 5.7% of the outstanding shares of Common Stock. This number includes 750,000 shares held by the Trust.

                  (b)(i) Jack A. Rounick. Jack A. Rounick has sole voting power with respect to 371,258 shares of Common Stock. Of these shares, he has sole dispositive power with respect to 71,434 shares and shared dispositive power with his wife, Noreen Rounick, with respect to the remaining 299,824 shares. Jack A. Rounick also has shared voting and dispositive power, with his wife, with respect to 56,900 shares of Common Stock. Jack A. Rounick has shared voting and dispositive power, with Stuart Savett, with respect to the 750,000 shares held by the Trust.

                           The residence address of Noreen Rounick is 1224 Gulph
Creek Drive, Radnor, PA 19087. Noreen Rounick's present principal occupation is as a customer service agent for QVC, Inc., a retailer of a wide range of consumer products which are marketed and sold by merchandise-focused television-shopping programs. QVC, Inc.'s principal business address is 1365 Enterprise Drive, West Chester, PA 19380. Within the last five years, Noreen Rounick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Noreen Rounick is a citizen of the United States.

CUSIP No. 0002427281                13D/A                     Page 7 of 9 Pages


                               ------------------

                  (b)(ii) Stuart Savett. Stuart Savett has sole voting and dispositive power with respect to 4,000 of the Savett Shares. He has shared voting and dispositive power, with Jack A. Rounick, with respect to the remaining 750,000 Savett Shares, which are held by the Trust.

                  (c)(i) Jack A. Rounick. (A) On June 1, 1999, 10,000 shares were transferred from the Parent Trust pursuant to Section 4(1) of the Securities Act of 1933, as amended, in satisfaction of pre-existing debt in the amount of $150,000; (B) On June 7, 1999, each of the Other Children's Trusts sold 10,000 shares for a price of $16.375 per share; and (C) on June 7, 1999, the Parent Trust sold 110,000 shares for a price of $16.375 per share.

                  (c)(ii)  Stuart Savett.  None.

                  (d)(i) Jack A. Rounick. The net income of the Trust is payable to Marvin Rounick. The net income of each of the Other Children's Trusts is payable to each of the two children of Jack A. Rounick for whose benefit such trusts were established. The net income of the Parent Trust is payable to Jack
A. Rounick and his wife, Noreen Rounick.

                  (d)(ii) Stuart Savett. The net income of the Trust is payable to Marvin Rounick.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.

Item 7.    Materials to be Filed as Exhibits

         Agreement by and between Jack A. Rounick and Stuart Savett, dated August 10, 1999, relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1).

CUSIP No. 0002427281               13D/A                      Page 8 of 9 Pages


                               ------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 10, 1999


                                                        /S/ JACK A. ROUNICK
                                                       ------------------------
                                                        Name: Jack A. Rounick



                                                        /S/ STUART SAVETT
                                                       ------------------------
                                                        Name: Stuart Savett

CUSIP No. 0002427281                13D/A                    Page 9 of 9 Pages


                               ------------------


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                             ----------------------

         Jack A. Rounick and Stuart Savett hereby agree that the statement containing the information required by Schedule 13D to which this Joint Filing Agreement is attached as Exhibit 1 has been filed on behalf of each of them.


Dated: August 10, 1999



                                                        /S/ JACK A. ROUNICK
                                                       ------------------------
                                                        Name: Jack A. Rounick



                                                        /S/ STUART SAVETT
                                                       ------------------------
                                                        Name: Stuart Savett